Exhibit (a)(1)(H)

                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                                      CONTACT:   Kathy Fern
October 2, 2001                                                     804-217-5800


                               DYNEX CAPITAL, INC.
               UPDATES MARKET ON LITIGATION; EXTENDS TENDER OFFERS


         Dynex Capital, Inc. (NYSE: DX) updated the market today on recent developments in certain litigation in which it is engaged. The Company reported that in orders issued by the U.S. District Court for the Eastern District of Virginia in regard to the litigation with California Investment Fund (CIF) as a result of the termination by Dynex of the Merger Agreement dated November 7, 2000 between Dynex and CIF, the court determined, among other things, that if CIF were successful in its claims of breach against Dynex, any damages available for such breach would be capped at the $2 million provided for in the Merger Agreement, plus the return of the funds and shares that were placed in escrow by CIF in connection with the Merger Agreement. This court order effectively eliminated CIF's claim for damages of $45 million. The case is set for trial beginning October 10, 2001.

         Separately, in the action brought by ACA Financial Guaranty Corporation
(ACA) against the Company in the U.S. District Court for the Southern District of New York, the Court has determined to combine the motion for a preliminary injunction to enjoin the Company from completing its tender offer, with the trial which is set to begin on October 15, 2001. The Company has agreed with the Court to delay the funding of the purchase of shares of its Series A, Series B and Series C Preferred Stock tendered pursuant to the tender offers until November 2, 2001.

         In light of these announcements, Dynex has elected to extend the expiration date for the cash tender offers for its Series A, Series B and Series C Preferred Stock until 5:00 p.m. EDT on October 10, 2001.

         The Company's Board of Directors is not making any recommendation to its preferred shareholders as to whether or not they should tender any preferred shares pursuant to the tender offers. The Company's directors and executive officers have agreed not to participate in the tender offers.

         This press release is for information purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock of Dynex. The solicitation of offers to buy shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock of Dynex will only be made pursuant to the Tender Offer Statement (including an Offer to Purchase, the related Letters of Transmittal and other offer documents), which has been delivered to all of the holders of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, at no expense to them. The Tender Offer Statement, as amended, (including the Offer to Purchase, the related Letters of Transmittal and all other offer documents filed with the Commission) is also available for no charge at the Securities and Exchange Commission's web site at www.sec.gov. The Tender Offer Statement, as amended, (including an Offer to Purchase, the related Letters of Transmittal and other offer documents) contains important information that should be read carefully before any decision is made with respect to any of the tender offers.

         Dynex Capital, Inc. is a financial services company that elects to be treated as a real estate investment trust (REIT) for federal income tax purposes.

Note: This document contains "forward-looking statements"(within the meaning of the Private Securities Litigation Act of 1995) that inherently involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of unforeseen external factors. As discussed in the Company's filings with the SEC, these factors may include, but are not limited to, changes in general economic conditions, disruptions in the capital markets, the availability of funds from the Company's lenders to finance future loans, fluctuations in interest rates, increases in costs and other general competitive factors.

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